[Letterhead of Sutherland Asbill & Brennan LLP]

April 29, 2013

VIA EDGAR

Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sierra Income Corporation (the “Company”)

File No. 333-175624

Dear Ms. Stout:

This correspondence follows up on conversations we have had with you regarding guidelines the Staff intends to put in place relating to whether and when an issuer may make a reimbursement to its investment adviser pursuant to the terms of an expense support arrangement. Based on a number of calls we have had with you about these issues and the fact that the requirements communicated to us have changed based on input from us and others, we believe that it is premature to require specific disclosure in our prospectus and for the Company to amend its Expense Support and Reimbursement Agreement (the “Expense Support Agreement”) until there is consensus on what the criteria for reimbursements should be.

Due to the importance of ensuring that this issue is fully thought out and applied consistently to the non-traded BDCs that have employed such an arrangement, we respectfully request that these issues be tabled and considered apart from the review of the Company’s post-effective amendment. As you know, the post-effective amendment was filed by the Company pursuant to Section 10(a)(3) of the Securities Act of 1933 which requires that any prospectus used for more than nine months contain therein information not more than sixteen months old. In order for the Company to continue its continuous public offering as scheduled and issue shares at semi-monthly closings as set forth in its prospectus, the post-effective amendment must be declared effective prior to May 1. Due to the nature of the Company’s public offering, which is made through a network of unafilliated broker-dealers and financial advisors, any delay in effectiveness could result in the Company having to suspend all sales of shares, which could have a material adverse effect on the Company and its shareholders.

The Company understands and agrees with the Staff’s view that shareholder returns should not be adversely affected as a result of the Company making reimbursement payments to the Adviser pursuant to the Expense Support Agreement. Notwithstanding the above, we believe the criteria that the Staff has proposed to apply to all potential reimbursements to the Company’s investment adviser, SIC Advisers, LLC (the “Adviser”) pursuant to the Expense Support Agreement contains certain unintended consequences that may not be beneficial to shareholders and which unnecessarily burdens the Company.

By way of background, the Expense Support Agreement already contains limits on whether or when reimbursements may be made to the Adviser. Section 2(a) of the Expense Support Agreement requires that the Company have “Excess Operating Funds,” which essentially refers to net investment income in excess of distributions paid to shareholders, in order for a reimbursement to be made. In addition, the amount of any such reimbursement is limited by Section 2(b) which mandates that any reimbursement shall equal the lesser of the Excess Operating Funds during such quarter and the aggregate amount of all expense payments that have not yet expired. These two provisions were put into place to ensure that the Company and its shareholders are not adversely affected by a reimbursement payment to the Adviser and that reimbursement payments may only be made when the Company has the ability to absorb such payments. Finally, any amounts not reimbursed to the Adviser within three years of the date the liability was incurred by the Adviser are no longer subject to reimbursement. In other words, if the Company fails to raise sufficient capital or the Adviser fails to perform as anticipated, the obligation to reimburse the Adviser will terminate and the Adviser will be unable to recoup any such amounts. As a result, we believe that most of the concerns raised by the Staff regarding whether or when reimbursements are made to the Adviser are already addressed by Section 2 of the Expense Support Agreement.

In addition to the thresholds already included in the Expense Support Agreement, the Staff initially proposed that the following criteria must be met before such a reimbursement may be made:

1.	The annualized distribution rate to shareholders, on a percentage basis, is equal to or greater than the annualized distribution rate to shareholders, on a percentage basis, as of the date the corresponding expense support payment was made; and

2.	The Company’s expense ratio, after taking into account the reimbursement payment, may not be higher than the Company’s expense ratio at the time the corresponding expense support liability was incurred by the Adviser. In other words, the amount of any reimbursement payment is capped so that the Company’s expense ratio, as of the date of the reimbursement, does not exceed the Company’s expense ratio as of the date of the corresponding expense support payment. For these purposes, expense ratio refers to operating expenses of the Company and excludes organizational and offering expenses and management and incentive fees.

Distribution Rate

In correspondence dated April 25, 2013, we communicated our concerns to the Staff that focusing on the annualized distribution rate to shareholders, on a percentage basis, is not the appropriate method of ensuring that shareholders are not adversely affected by a reimbursement payment pursuant to the Expense Support Agreement, since the distribution rate is affected by changes in the public offering price, which are influenced by changes in the Company’s net asset value. Instead, we noted that the Company believes that it is more meaningful to measure the dollar amount of regular cash distributions per share paid to shareholders at the time the liability was incurred by the Adviser compared to the dollar amount of regular cash distributions made to shareholders when a reimbursement payment by the Company is scheduled. Such comparison would not include special cash distributions made to shareholders.

The Staff responded by indicating its belief that the first test should instead be a two-prong test that (1) the distribution rate at the time a reimbursement payment is scheduled must equal or exceed the distribution rate to shareholders as of the date an expense payment liability is incurred by the Adviser and (2) the dollar amount of regular cash distributions paid to shareholders at the time a reimbursement payment is scheduled must equal or exceed the dollar amount of cash distributions paid to shareholders as of the date an expense payment liability is incurred by the Adviser.

In our view, this has the potential of unnecessarily penalizing the Adviser if it generates positive returns to the Company’s shareholders without ensuring that shareholders are any more protected than they would otherwise by under the existing Expense Support Agreement. The Company’s board of directors generally declares distributions at the beginning of each calendar quarter which are payable on a semi-monthly basis during the quarter. These amounts are intended to reflect a pre-determined distribution rate to shareholders based on the public offering price then in effect. If, however, at a semi-monthly closing at which shares are issued, the Company’s estimated net asset value has increased, the Company will increase its public offering price to ensure that it does not issue shares at a price below net asset value, as required by the Investment Company Act of 1940. If an increase to the public offering price occurs as a result of an increase in net asset value, the distributions already declared by the board of directors will now be paid at a lower annualized percentage rate which would, under the guidance suggested by the Staff, prohibit the payment of any reimbursement payments to the Adviser, despite the fact that the Adviser has delivered positive performance to the Company. An example is shown below:

Dollar Amount Per Share	Public Offering Price	Annualized Distribution Rate (as % of public offering price)
$0.03	$10.00	7.80%
$0.03	$10.20	7.65%
$0.03	$10.50	7.43%

In the third example above, the public offering price has increased by 5.0% from $10.00 to $10.50 per share as a result of a corresponding increase in net asset value. This increase more than outweighs the decrease in the annualized distribution rate, yet the Staff’s position would prohibit the Adviser from being reimbursed for payments it incurred on behalf of the Company pursuant to the Expense Support Agreement. It is important to emphasize that the Company would not be paying an additional fee to the Adviser or providing any additional benefits beyond an interest-free reimbursements of payments made on behalf of the Company.

The key thing to be aware of here is that the timing of when distributions are declared may impact the ability of the Adviser to receive a reimbursement payment since distributions may not always catch up with increases in net asset value. Ironically, if net asset value decreases, and the dollar amount of cash distributions remains the same, the Adviser would be able to receive a reimbursement payment under the model suggested by the Staff. We believe that this needs to be more fully vetted in order to take into consideration these factors.

Expense Ratio

The second criteria that the Staff indicated would have to be met in order for the Company to make a reimbursement payment to the Adviser is that the expense ratio of other operating expenses in effect at the time a reimbursement payment is scheduled must not be greater than the corresponding expense ratio in effect at the time the liability was incurred by the Adviser.

The Company agrees with this sentiment but has concerns about its implementation. In order for the Company to be able to make a reimbursement payment to the Adviser under the Expense Support Agreement as currently drafted, the Company would need to have substantially greater assets than it now has. The Company estimates that reimbursement payments would likely not have excess operating funds that would allow for a reimbursement payment until the Company has assets of approximately $200—$250 million of assets. At such time, the Company expects that its expense ratio would be substantially less than the expense ratio at the time an expense support payment would be required.

The concern the Company has is that the Staff has not articulated exactly what the components of the expense ratio should be and has hinted that the ratio may differ from issuer to issuer to the extent that the term “other operating expenses” is defined in an issuer expense support arrangement. In addition, the Staff has indicated that it expects the Company to include disclosure in its prospectus stating what its expense ratio was for each period that an expense support payment was incurred and each period during which a reimbursement is expected to be made. The Company believes that requiring such disclosure without dictating what the expense ratio should include could have a negative effect on certain issuers since investors and broker-dealers and financial advisors that sell the Company’s shares would likely compare the expense ratio of each non-traded BDC, expecting that such ratios would be calculated in the same manner. We believe that not having a uniform and clearly articulated method of calculating an expense ratio would promote the use of expense ratios that showed lower level of expenses which may not be consistent with why the rationale for requiring such disclosure.

For the reasons set forth, we reiterate our view that these issues should be considered separate and apart from the review of the post-effective amendment. The Company undertakes to work with the Staff in developing such guidelines that can be applied consistently across the industry, and the Company further undertakes not to make a reimbursement payment to the Adviser pursuant to the Expense Support Agreement until such guidelines have been established.

*     *     *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, Harry S. Pangas at (202) 383-0805 or Owen J. Pinkerton at (202) 383-0254.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Richard T. Allorto, Jr., Chief Financial Officer